Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009
	(In thousands)
(a) Earnings before minority interest and income taxes, plus fixed charges	8,058	8,652	13,028	20,114	21,313

(b) Total Fixed Charges (interest)	2,160	4,545	6,003	4,105	2,053

Ratio of Earnings to	3.73	1.90	2.17	4.90	10.38
Fixed Charges	to	to	to	To	To
(a)/(b)	1.0	1.0	1.0	1.0	1.0